

January 12, 2015

Mr. Daniel Martinez,
President, Chief Executive Officer and Director
Midwest Oil and Gas Inc.
400 West Sycamore Street
Independence, Kansas 67301

> **Re: Midwest Oil and Gas Inc.**
> **Form 10-K for the Fiscal Year ended January 31, 2014**
> **Filed May 29, 2014**
> **Form 10-Q for the Fiscal Quarter ended October 31, 2014**
> **Filed December 22, 2014**
> **File No. 000-54666**

Dear Mr. Martinez:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended January 31, 2014

Business, page 4

1.   We note your disclosure on page 6 stating that your "Montgomery County Opportunity has been valued at $1,051,995,586 using prescribed allowances set forth by the Kansas Department of Revenue Oil and Gas Division," with apparent correlation to the assets that you had arranged to acquire for $6 million. This estimate and the numerous estimates of production and valuation on pages 11 through 16 appear to conflict with the Instruction to Item 1202 of Regulation S-K, which generally prohibits disclosure in any document filed with the SEC of estimates of oil and gas other than reserves and estimated values. Please submit the revisions that you propose to comply with this guidance.

Please also submit the revisions that you propose to clarify the status of the properties underlying your interests in order to balance any disclosures about other properties in the vicinity of your properties. Any pertinent distinctions should be made and the rationale for any correlation should be evident.

Financial Statements

Note 1 - Nature of Operations and Summary of Significant Accounting Policies, page 30

2.   We understand that you have acquired interests in oil and gas properties and reoriented your business plan accordingly. Please revise your accounting policy disclosures pertaining to oil and gas activities, including asset impairment testing, to clarify whether you have opted for the successful efforts or full cost method. Also disclose the information outlined in FASB ASC 932-235-50.

Note 2 - Acquisition of Assets, page 33

3.   We note your disclosure stating that you acquired assets associated with a diamond project in Venezuela. The related details on page 5, also within the Stock Purchase Agreement filed as an exhibit to Form 8-K on March 1, 2013, and interim reports for the 2014 fiscal year, indicate the transaction was not completed until February 2013.

Given the foregoing, it appears that your recognition of the mineral properties, plant and equipment, and related obligations in your financial statements as of January 31, 2013 does not reflect the actual timing of the transaction and thereby conflicts with the guidance in FASB ASC 805-50-25-1. Similarly, reporting cash outflows during the 2013 fiscal year, as if the obligations had been fully settled prior to your purchase, does not appear to reflect the actual events or terms of the arrangement, which specify partial settlement with non-cash consideration and payment terms for the cash components that extend over a two-year period. Finally, based on your disclosure in the third quarter report for your 2014 fiscal year, explaining that you did not comply with the terms of the agreement and therefore lost all rights to the diamond project in September 2013, it appears you would report an impairment charge, consistent with FASB ASC 360-10-35-17. We do not see how your mineral property valuation charge reflects the application of this guidance, nor do we see how this has been taken into account in computing operating cash flows on page 28, according to FASB ASC 230-10-45-28.

Please submit the revisions that you propose to address these concerns. If there are any aspects of the accounting referenced above that you believe comply with generally accepted accounting principles, please submit your analyses and any underlying documentation necessary to support your view.

Note 5 - Purchase of Oil Assets, page 35

4.   We understand from your disclosure that you acquired interests in oil and gas properties on April 21, 2014. Therefore, it appears your recognition of these interest and related obligations in your financial statements as of January 31, 2014 is contrary to the guidance in FASB ASC 805-50-25-1. Similarly, the cash activity you report for the year ended January 31, 2014, indicating the obligations were fully settled prior to your purchase, does not appear to reflect any actual payments or the terms of the arrangement, which specify partial settlement with non-cash consideration. Therefore, you presentation appears to be inconsistent with the requirements of FASB ASC 230.

Please submit the revisions that you propose to address these concerns. If there are circumstances that you believe would require a retrospective approach in accounting for either transaction, or which would otherwise reveal compliance with specific authoritative accounting literature, please submit all relevant details and the underlying documentation with your response. As a material contract, your acquisition agreement should be filed as an exhibit to your report to comply with Item 601(b)(10) of Regulation S-K. Please submit this agreement and any related amendments with your reply.

Form 10-Q for the Fiscal Quarter ended October 31, 2014

Financial Statements

Note 2 - Purchase of Oil Assets, page 9

5.   We note your disclosure on page 11 stating that you received a notice of termination from the seller of the interests in oil properties. Please expand your disclosure under this heading to clarify the terms of your agreement sufficiently to understand the implications of the notice. If there are provisions that allow you to cure an instance of non-compliance these should be disclosed. If you intended to indicate that your interests in the properties may be lost, this should also be clarified.

There are aspects of your interim reporting, particularly in the balance sheet and statements of cash flows that do not appear to be consistent with the transactions described, as indicated in the comments on your annual report. Please submit for review the corresponding revisions that you propose for all subsequent interim reports.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph Klinko at (202) 551-3824 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief